EXHIBIT (a)(7)

                          IBP RESPONDS TO TYSON LETTER

      Dakota Dunes, South Dakota - January 26, 2001 - IBP (NYSE: IBP) today responded to Tyson Foods' letter of January 24, 2001, as well as to other issues related to IBP. The attached is a copy of IBP's letter to Tyson.

      In the letter, IBP Chairman Robert L. Peterson stated that IBP has completed its written response to an SEC Division of Corporate Finance request for clarification on some recent filings. This response will be submitted to the SEC today, Friday, January 26, 2001. "IBP management believes that its written response appropriately addresses all of the SEC's comments," Mr. Peterson said.

      On a separate issue, IBP officials report they continue to update Tyson on the status of their review of operations at their DFG Foods subsidiary, a Chicago-based company involved in the production of premium quality hors d'oeuvres and appetizers. In November, IBP announced a $9 million reduction in pre-tax earnings from amounts previously announced for the third quarter and first nine months of 2000, after the discovery of inaccuracies in the financial statements of DFG. After further investigation, IBP has determined that it will be required to take an additional charge which could be as much as $47 million in pre-tax earnings. This, however, does not include any reduction for impairment of goodwill or other long-lived assets associated with DFG, should it be required. IBP has continually advised Tyson of the status of the DFG matter since before the Merger Agreement was signed. IBP management has scheduled a meeting with SEC officials on Monday, January 29, to discuss the appropriate method of applying this adjustment. This additional adjustment was not an issue raised by the SEC in its comment letter.

      IBP's expectation is to release final earnings for the year 2000 pursuant to IBP's normal earnings schedule sometime during the first two weeks of February. IBP is estimating 2000 earnings per diluted share to fall within a range of $2.07 to $2.13, before unusual and nonrecurring charges. This EPS estimate treats this entire potential $47 million reduction as a year 2000 charge. Management is assessing the appropriateness of restating prior periods for the DFG charges. It should be noted, however, that these numbers do not include possible goodwill or other long-lived asset impairment charges for DFG Foods, should they be required.

      IBP's letter to Tyson Foods states: "We believe...it is in the interests of all concerned to focus their energies on resolving these matters expeditiously. We join Tyson in its desire to promptly complete the Tyson/IBP combination."

FORWARD LOOKING STATEMENTS

Certain statements contained in this communication are "forward-looking statements", such as statements relating to future events and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual

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results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that IBP may not satisfactorily resolve its issue with the SEC to Tyson's satisfaction, (ii) the risk that Tyson and IBP will not successfully integrate their combined operations; (iii) the risk that Tyson and IBP will not realize estimated synergies; (iv) unknown costs relating to the proposed transaction; (v) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (vi) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vii) changes in the availability and relative costs of labor and contract growers; (viii) market conditions for finished products, including the supply and pricing of alternative proteins; (ix) effectiveness of advertising and marketing programs;
(x) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (xi) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xii) the effect of, or changes in, general economic conditions; and (xiii) adverse results from on-going litigation. IBP undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
                                      ####

      Contacts:   Investors
                  ---------
                  Dean Hanish, Director-Investor Relations
                  605-235-2167

                  Media
                  -----
                  Gary Mickelson, Public Affairs Department
                  605-235-2986


ATTACHMENT - Letter to Tyson Foods
----------------------------------

January 25, 2001

VIA FACSIMILE

Les R. Baledge
Executive Vice President and General Counsel
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, Arkansas  72762

                  Re: Tyson Foods, Inc. and IBP, inc.
                  -----------------------------------

Dear Mr. Baledge:

      On behalf of IBP, I thought it would be beneficial to respond to your letter dated January 24, 2001, as well as to address certain other issues.

      We have completed our written response to the SEC comment letter which addresses the matters raised by the SEC's letter. These responses were sent today, and should be received by the SEC Friday, January 26. IBP Management, in consultation with its auditors, believes that its written responses appropriately address all of the SEC's comments.

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      In addition to the current progress on responding to the SEC's letter, and as we have kept you advised, Management has continued to review the operations at its DFG Foods subsidiary. We have, this afternoon, in consultation with our auditors, completed our preliminary assessment, and Management believes IBP will be required to take an additional reduction in pre-tax earnings of as much as $47 million. This, however, does not include possible reductions for impairment of goodwill or other long-lived assets associated with DFG, should they be required. We will keep you informed as we have throughout the entire process.

      We believe, as indicated above, it is in the interests of all concerned to focus their energies on resolving these matters expeditiously. We join Tyson in their desire to promptly complete the Tyson/IBP combination.

Very truly yours,



Robert L. Peterson
Chairman and CEO


cc:     Sheila B. Hagen, Esq.
        Richard D. Katcher, Esq
        Seth A. Kaplan, Esq.